UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
10 May 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X              Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                 No X

Shareholder information
Issued ordinary share capital at
426 191 965
31 March 2010
shares
Market capitalisation
At 31 March 2010 (ZARm)
29 322
At 31 March 2010 (US$m)
4 009
Harmony ordinary share
and ADR prices
12-month high (1 April 2009 to
31 March 2010) for ordinary shares
R99.22
12-month low (1 April 2009 to
31 March 2010) for ordinary shares
R67.71
12-month high (1 April 2009 to
31 March 2010) for ADRs
$12.39
12-month low (1 April 2009 to
31 March 2010)) for ADRs
$8.06
Free float
Ordinary shares
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter
(1 January 2010 to
R68.80 –
31 March 2010 – closing prices)
R80.77
Average daily volume for
the quarter (1 January 2010 to
1 305 283
31 March 2010)
shares
New York Stock
Exchange, Inc.
HMY
Range for quarter
(1 January 2010 to
$8.79 –
31 March 2010 – closing prices)
$11.11
Average daily volume for
the quarter (1 January 2010 to
670 462
31 March 2010)
shares
Nasdaq
HMY
Range for quarter
(1 January 2010 to
$8.81 –
31 March 2010 – closing prices)
$11.10
Average daily volume for
the quarter (1 January 2010 to
553 900
31 March 2010)
shares
Key features for the quarter
Safety remains a top priority
•
99 days fatal-free
Continuing to “fix the mix”
•
more quality, low-cost ounces long term
Growth projects poised to produce
•
mostly on track
10% decrease in gold production
19% drop in total capital expenditure
Excellent exploration results
•
turning tenements into resources
Financial review for the third quarter and nine months ended
31 March 2010
Quarter
Quarter
9 months      9 months      Year-to-
March       December
Q-on-Q
March
March
year
2010
2009        variance
2010
2009      variance
Gold
– kg
10 366
11 569
(10.4)
33 649
34 434
(2.3)
produced
(1)
– oz
333 276
371 956
(10.4)     1 081 831       1 107 078
(2.3)
Cash costs
– R/kg
199 859
192 101
(4.0)
193 274
166 757
15.9
– US$/oz
829
798
(3.8)
792
564
40.4
Cash operating
– Rm
634
800
(20.8)
1 985
3 096
(35.9)
profit
– US$m
84
107
(20.9)
261
337
(22.6)
Basic(loss)/
– SAc/s
(69)
28
<(100)
(48)
397*
<(100)
earnings per share
– USc/s
(9)
4
<(100)
(6)
43*
<(100)
Headline
– Rm
(137)
207
<(100)
21
968*
(98)
(loss)/profit
– US$m
(18)
28
<(100)
3
105*
(97)
Headline (loss)/
– SAc/s
(32)
49
<(100)
5
236*
(98)
earnings per share
– USc/s
(4)
7
<(100)
1
26*
96
Adjusted
– SAc/s
(6)
50
<(100)
32
243
(87)
headline (loss)/
– USc/s
(1)
8
<(100)
4
26
(85)
earnings per share
(2)
Exchange rate
– R/US$
7.50
7.49
0.2
7.59
9.19
(17.4)
Gold price
– R/kg
267 469
264 774
1.0
256 525
252 346
1.7
received
– US$/oz
1 109
1 100
(0.8)
1 051
854
23.1
* Reported amounts include continued operations only.
(1) Production statistics for Hidden Valley, President Steyn and Target 3 (previously known as Lorraine 3) have been included.
These mines are in a build-up phase and revenue and costs are currently capitalised.
(2) Headline (loss)/earnings adjusted for employee termination and restructuring costs.
HARMONY’S ANNUAL REPORTS
Harmony’s Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and
its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for
the year ended 30 June 2009 are available on our website at www.harmony.co.za.
Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
(“Harmony” or “Company”)
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE 000015228

Results for the third quarter
ended 31 March 2010

Results for the third quarter
ended 31 March 2010
Forward-looking statements
This quarterly report contains forward-looking
statements within the meaning of the United
States Private Securities Litigation Reform Act
of 1995 with respect to Harmony’s financial
condition, results of operations, business
strategies, operating efficiencies, competitive
positions, growth opportunities for existing
services, plans and objectives of management,
markets for stock and other matters. Statements
in this quarter that are not historical facts are
“forward-looking statements” for the purpose of
the safe harbor provided by Section 21E of the
U.S. Securities Exchange Act of 1934, as amended,
and Section 27A of the U.S. Securities Act of
1933, as amended. Forward-looking statements
are statements that are not historical facts.
These statements include financial projections
and estimates and their underlying assumptions,
statements regarding plans, objectives and
expectations with respect to future operations,
products and services, and statements regarding
future performance. Forward-looking statements
are generally identified by the words “expect”,
“anticipates”, “believes”, “intends”, “estimates”
and similar expressions. These statements are
only predictions. All forward-looking statements
involve a number of risks, uncertainties and
other factors and we cannot assure you that
such statements will prove to be correct. Risks,
uncertainties and other factors could cause actual
events or results to differ from those expressed or
implied by the forward-looking statements.
These forward-looking statements, including,
among others, those relating to the future
business prospects, revenues and income of
Harmony, wherever they may occur in this
quarterly report and the exhibits to this quarterly
report, are necessarily estimates reflecting the
best judgment of the senior management of
Harmony and involve a number of risks and
uncertainties that could cause actual results to
differ materially from those suggested by the
forward-looking statements. As a consequence,
these forward-looking statements should be
considered in light of various important factors,
including those set forth in this quarterly report.
Important factors that could cause actual results
to differ materially from estimates or projections
contained in the forward-looking statements
include, without limitation:
overall economic and business conditions in
South Africa and elsewhere;
the ability to achieve anticipated efficiencies
and other cost savings in connection with
past and future acquisitions;
increases/decreases in the market price
of gold;
the occurrence of hazards associated with
underground and surface gold mining;
the occurrence of labour disruptions;
availability, terms and deployment of capital;
changes in government regulation, particularly
mining rights and environmental regulations;
fluctuations in exchange rates;
currency devaluations and other macro-
economic monetary policies; and
socio-economic instability in South Africa and
regionally.
Contents
Page
Chief Executive Officer’s Review
3
Financial overview
4
Safety and health
5
Operational overview
5
South African underground operations
5
– Bambanani
5
– Doornkop
6
– Evander
6
– Joel
6
– Kusasalethu (formerly Elandsrand)
7
– Masimong
7
– Phakisa
7
– Target
8
– Tshepong
8
– Virginia
8
– Old Pamodzi Free State shafts
8
South African surface operations
9
– Kalgold
9
– Phoenix
9
– Rock dumps
9
International operations
10
– Hidden Valley
10
Development
10
Exploration
12
Operating results (Rand/Metric)
14
Condensed Consolidated Income Statement (Rand)
16
Condensed Consolidated Statement of Other Comprehensive Income (Rand)
17
Condensed Consolidated Balance Sheet (Rand)
18
Condensed Consolidated Statement of Changes in Equity (Rand)
19
Condensed Consolidated Cash Flow Statement (Rand)
20
Notes to the condensed consolidated financial statements
for the period ended 31 March 2010
21
Segment Report for the nine months ended 31 March 2010 (Rand/Metric)
25
Operating results (US$/Imperial)
28
Condensed Consolidated Income Statement (US$)
30
Condensed Consolidated Statement of Other Comprehensive Income (US$)
31
Condensed Consolidated Balance Sheet (US$)
32
Condensed Consolidated Statement of Changes in Equity (US$)
33
Condensed Consolidated Cash Flow Statement (US$)
34
Segment Report for the nine months ended 31 March 2010 (US$/Imperial)
35
Development Results – Metric and Imperial
37
Contact Details
40

Chief Executive Officer’s Review
Introduction
During the quarter ended 31 March 2010, we continued the difficult but necessary process of restructuring to eliminate unprofitable production, our end game being the best asset mix, generating quality ounces. Following on from the first round of shaft closures –
Evander 2, 5 and 7 and Brand 3 – in the previous quarter and early in the quarter under review, we announced the closure of Harmony 2,
Merriespruit 1 and 3 shafts, which will take effect during the fourth quarter. We fully anticipated the short term effects from these actions and indeed, gold production for the March quarter reduced by 10% in comparison to the previous quarter, of which 6% can be attributed to the restructuring. We experienced some technical challenges and a number of lost shifts due to stoppages imposed by the regulator for minor infringements. We have dealt with these matters and discuss the detail later in this review.
We continue to draw to the end of our various capital programmes, with capital expenditure 19% lower than the previous quarter.
On the safety front our continued diligence produced excellent results, clouded, however, by the death of winch operator Matome
Johannes Mothele in a fall of ground at Evander, ending a 99-day period free of fatalities. We extend our deepest condolences to his family, friends and colleagues.
Operational results
Gold production was 10% lower at 10 366kg (of which 579kg was capitalised), down from 11 569kg (of which 669kg was capitalised)
in the previous quarter. The decrease is due largely to the closure of Evander 2, 5 and 7 and Brand 3 shafts. Challenges at Tshepong,
Masimong, Joel and Kusasalethu (previously known as Elandsrand)
also contributed to lower production.
Only Tshepong and Masimong had a slow start-up after the
Christmas break; Joel saw lower grades, mainly as a result of hoisting delays caused by the lift shaft deepening project; and
Kusasalethu experienced ore-pass problems, which are being
investigated.
Of great concern is the number of production stoppages ordered by the new Principal Inspector of Mines in the Free State. Thirteen
shifts were lost, which translates to approximately 170 fewer kilograms of gold and R46 million less revenue. Some of these stoppages related to administrative infringements and could easily have been resolved without resort to stoppages. We are in robust consultation with the Department of Mineral Resources (DMR) to address our concerns.
Total cash operating costs decreased by R138 million or 7% from
R2 094 million in the previous quarter to R1 956 million including royalties, mainly due to the closure of Evander 2, 5 and 7 and
Brand 3.
However, R/kg costs increased by 4% to R199 859/kg (R192 101/kg in the previous quarter) due to lower tonnes milled and a 4% decrease in grade. Consequently, operating profit was 21% lower at R634 million, down from R800 million in the previous quarter. As expected, capital expenditure decreased by 19% to R723 million and our focus is now on increasing production in line with expectation, focusing on development and resolving project commissioning issues.
Restructuring
Evander 2, 5 and 7 and Brand 3 shafts
The closure of these shafts resulted in a reduction in gold produced of 639kg compared with the previous quarter. Restructuring costs in respect of these closures amount to R120 million. Going forward, only minimal care and maintenance costs for the closed shafts will be incurred.
Harmony 2, Merriespruit 1 and 3 shafts
During March 2010 and April 2010 the performance of Harmony 2,
Merriespruit 1 and 3 shafts (all part of the Virginia operations) was carefully assessed and we reached a well-informed conclusion that these assets have all depleted their payable reserves. As a result, the closure process began in mid-April.
Employee representatives, through their trade unions, were informed of the closures and we have embarked on a formal consultation process with them, facilitated by a senior commissioner from the
Commission for Conciliation, Mediation and Arbitration (CCMA)
in terms of Section 189A of the Labour Relations Act, to consider alternatives to retrenchments. The number of employees affected by the closure is approximately 3 700. Every effort will be made to mitigate the effects of closure. Steps to be considered may include transfers to other operations in the group, portable skills training and early retirement.
Evander
The underpinning geological resource of Evander is the variable and very rich Kimberley Reef. The mining of this resource demands strict management philosophies and capital. We are currently looking at ways to unlock value at Evander as it requires further capital to fully develop the abundant resource.
Commissioning of growth projects
Hidden Valley continued its commissioning process, with the silver flotation circuit commissioned during the March quarter. We expect the Hidden Valley mine and processing plant to reach their original design capacity and throughput in the June 2010 quarter. The mine produced 35 359oz Au and 168 505oz Ag (50% of which is
attributable to Harmony) during the quarter. Good progress is being made with the commissioning phase.
At Doornkop, the equipping of the rock winder compartment is nearing completion and it is estimated that both the North and
South compartments will be completed by May 2010. The shaft
equipping had to be delayed during the quarter to focus on the installation of a pump column to increase the pumping capacity after water intersections on the South caused an increase in the return water to the shaft. The mud pumping system was
completed during the quarter. Development of the mine is well on track towards achieving its production targets in 2012. The South
Reef grades are delivering above 5g/t which is in line with the life-of-mine plan.
At Phakisa, production was affected as a result of compressor breakdowns at Nyala shaft, rail-veyor commissioning problems with the third train, under-performance of the ice plants and illegal mining activities. The compressor and rail-veyor issues have been

Results for the third quarter
ended 31 March 2010
resolved. The ice plants are still under-performing and the original equipment manufacturers (OEMs) from abroad are helping us to analyse and resolve the problem. The set-up of the plants is time-
consuming, but the OEMs are familiar with the issues, and they will be resolved. We believe that Phakisa will make up its production losses in the first quarter of the new financial year our battle against criminal mining continues.
Exploration
Exploration drilling at Wafi/Golpu in Papua New Guinea has widely expanded the known mineralisation. The footprint of the zone is now more than double what was previously reported. This success will have a profound effect on the options for exploitation of this resource. The resource is still being scoped and to some extent will make the previous mining concept work redundant. However, it will set a new baseline for what the mine could look like. Exploration results are reported in the exploration section on page 13.
It is expected that a significant resource upgrade will be declared on 30 June 2010.
Pamodzi assets
Harmony became the owners of the Lorraine 3 (renamed Target 3)
shaft and the President Steyn 1 and 2 shafts on 18 February 2010.
The start-up is slower than anticipated due to the state of the infrastructure and the working places. Some panels have started, with 1 089 people having been re-called to these shafts.
The opening-up, equipping, infrastructure repair and production are in progress at Steyn 2 and Target 3. A fire at Steyn 1 has resulted in mining being delayed until it has been brought under control.
It has been sealed off on all the levels, which makes access to any working area impossible at this stage. Although the fire is monitored on a daily basis, the readings are very erratic due to the vast, open, old areas where it is burning.
The teams on the Steyn 2 and Target 3 shafts spend a lot of time investigating all possible mining areas and action plans are being drawn up to bring these areas into full production. A team also started with the pre-feasibility study on the Steyn 2 shaft pillar.
Different options are being looked at to service the area and to transport the rock to surface. We will follow our internal project approval process to decide on the best option for the pillar extraction. During the quarter, 29kg of gold were produced by these shafts, of which the cost has been capitalised. Some 61 kg of gold were extracted from the Steyn Plant clean-up and 42kg of gold from
Freddies 9 rock dump.
Gold market
The R/kg gold price remained steady during the quarter and we received R267 469/kg for our production. Investment demand
supports the gold price at its current levels, with strong physical demand in India and from exchange-traded funds. The Rand’s
strength continued and it is uncertain whether it will remain at its current levels. We remain bullish about the gold market and the gold price.
Board appointment
Mashego Mashego, previously a member of our Executive
Management, was appointed as Executive Director: Organisational
Development and Transformation, in February 2010. Mashego’s
wealth of human resources knowledge and his experience as
a member of Harmony’s executive team make him a valuable
addition to the board and we wish him well.
Looking ahead
As for managing what is absolutely within our power to manage, there is not one of our current operations that can or will escape our vigilance in terms of volume and grade optimisation, cost control, and productivity enhancement. Turnaround through improved profitability and getting to the right asset mix remain priorities for us. Added to this, we will progress our developmental projects – our key growth drivers – and pursue further, longer-term growth through acquisition and exploration. To achieve this, we will continue to call on the substantial reserves of ability, skills and enthusiasm of the thousands of people comprising the Harmony team.
Graham Briggs
Chief Executive Officer
Financial overview
Cash operating profit was 21% lower at R634 million due to a decrease of 10% in production, of which 6% is attributable to closed shafts. This was mitigated by a decrease in total cash operating costs of R138 million.
Earnings per share
Basic earnings per share decreased from a profit of 28 SA cents to a loss of 69 SA cents per share. Similarly headline earnings decreased form a profit of 49 SA cents to a loss of 32 SA cents per share. This decrease can mainly be attributed to a decrease in production.
Revenue
Revenue decreased to R2 521 million from R2 971 million in a relatively stable price environment, resulting from a 13% decrease in kg’s sold. This was caused by lower production and some
inventory build-up.
Costs
Total cash operating costs were 7% lower at R1 956 million due mainly to closed shafts
Disposal of Big Bell
The sale of Big Bell was concluded in the current quarter,
generating R24 million cash for the group, but at an accounting loss of R24 million.
Impairment of assets
An impairment expense of R196 million was recorded during the current quarter relating to the closure of Harmony 2 (R36 million),
Merriespruit 1 (R117 million) and Merriespruit 3 (R43 million).
Impairments totaling R103 million were recorded in the December
2009 quarter following the decision to close Evander 2 and 5
(R66 million) and Brand 3 (R37 million).

Safety and health
Safety
Harmony recorded excellent safety results during the quarter under review. The company achieved 99 fatality-free calendar days during the quarter, which has been its best achievement ever recorded.
However, it is with deep regret that we report a fatal accident that occurred at Evander 8 shaft during the quarter, as a result of a fall of ground.
We are pleased to announce that a ‘single digit’ lost time injury frequency rate (LTIFR) was achieved for the sixth consecutive quarter.
During the quarter, the LTIFR year-to-date improved by 18% from 9.35 to 7.71 when compared to the actual ﬁ gure for the previous year and improved by 4% quarter on quarter from 8.30 to 7.95. The fatal injury frequency rate (FIFR) also showed remarkable improvement for the second consecutive quarter with the year-to-date rate improving 24%
from 0.21 to 0.16 when compared to the previous year. Quarter on quarter, the FIFR outperformed the previous quarter’s rate by 80%
(from 0.20 to 0.04). Harmony’s reportable injury frequency rate (RIFR)
also showed improvement of 18% year on year from 4.97 to 4.08, and improved by 10% quarter on quarter from 4.59 to 4.1.
The following operations achieved outstanding safety results during the quarter:
Harmony total operations: 2 000 000 fatality-free shifts.
Doornkop, Harmony 2 shaft operations: 1 250 000 fatality-free shifts.
Operational overview
South African underground operations
March     December
%
Indicator
2010
2009     Variance
u/g Tonnes milled
(‘000)
1 968 2 243 (12)
Grade
(g/t)
4.46 4.51 (1)
Gold produced*
(kg)
8 807 10 117 (13)
Gold sold
(kg)
8 476 10 398 (19)
Cash operating costs   (R/kg)
204 514 193 544 (6)
Operating proﬁt
(’000)
535 064 722 821 (26)
* 29kg has been capitalised
Bambanani
March     December
%
Indicator
2010
2009     Variance
Tonnes (‘000) 129 123 5
Grade (g/t) 8.19 7.58 8
Gold produced (kg) 1 056 932 13
Gold sold (kg) 1 013 969 5
Cash operating costs (R/kg) 165 670 179 746 8
Operating proﬁt (R’000) 105 371 79 969 32
Bambanani had a pleasing quarter, with a 5% increase in tonnes milled and an 8% increase in grade resulting in a 13% increase in gold production to 1 056kg.
Harmony total north, Harmony total south, Harmony underground south, Joel, Tshepong operations: 1 000 000 fatality-free shifts.
Masimong 5 shaft: 500 000 fatality free shifts.
It is encouraging to see remarkable improvements in our safety results during the March 2010 quarter, which bare testimony to the effective behaviour-based safety programmes that continue to be rolled out at all Harmony’s operations. Safety remains the key focus at Harmony and ongoing efforts are being made throughout the company to improve performance on a daily basis.
Health
Our employees’ well being is important to us and we have therefore consolidated the various components of healthcare.
A highlight for the quarter under review in terms of noise protection is that the implementation of personalised hearing protection was 84.3%
completed. Furthermore, mufﬂ ers on all drilling machines as well as silencing on fans have all been installed and the installation of sound attenuators on mechanical loaders has been scheduled. To date, this process is about 14% completed.
Dust remains an area of concern and therefore, in January 2010, silica quartz sampling was increased from the compulsory 5% to 10%. This action was embarked upon to increase conﬁ dence levels in sample results and to identify potential risk areas.
In terms of radiation protection for our employees, radon exposures on all operations are well controlled.
Capital expenditure
Total capital expenditure was 19% lower at R723 million, R26 million attributable to South African operations and R143 million to Hidden
Valley.
Africa Vanguard Resources
Harmony acquired the 26% interest in Doornkop, held by Africa
Vanguard Resources (Doornkop) (AVRD) in the Doornkop south
project, during the quarter for a total purchase consideration of R398 million. The consideration was partially paid during the quarter with the settlement of AVRD’s Nedbank loan to the value of R244 million. The remainder of the consideration price was paid by the issue of 2 162 359 Harmony shares on 28 April 2010, following the registration of the deed of session at the Mining Titles registration office.
Royalties
Effective 1 March 2010, The Mineral and Petroleum Resources
Royalty Act, No. 28 of 2008, became effective and resulted in a royalty expense of R4.7 million for the quarter.

Results for the third quarter
ended 31 March 2010
The grade increase, from 7.58g/t to 8.19g/t, resulted from improved volumes mined in the higher grade pillar section. Closer attention to blast frequency delivered higher volumes during March in particular.
Cash operating costs in R/kg terms decreased by 8% due mainly to increased gold production. This reduction in costs, combined with higher grade and increased gold production, resulted in Bambanani attaining a cash operating proﬁ t of R105.4 million for the quarter, a
32% increase from the previous quarter.
Doornkop
March      December
%
Indicator
2010
2009     Variance
Tonnes (‘000) 123 148 (17)
Grade (g/t) 3.67 3.31 11
Gold produced (kg) 452 490 (8)
Gold sold (kg) 434 517 (16)
Cash operating costs (R/kg) 209 476 198 561 (6)
Operating proﬁt (R’000) 24 696 31 426 (21)
Doornkop’s tonnes milled decreased by 17% quarter on quarter. This underperformance is directly related to a mill breakdown during the last week of March that resulted in a tonnage lockup on surface and a drop in the Kimberley Reef production.
While the Kimberley Reef square metres blasted decreased by 13%, the South Reef square metres blasted improved by 13%. The build-up on the South Reef over the last three quarters is encouraging and is contributing to the grade improvement.
The recovered grade increased by 11% to 3.67g/t from 3.31g/t.
The improvement in recovered grade was mainly as a result of a
7% increase in the mine call factor to 89%.
Gold production decreased by 8% to 452kg due mainly to the decline in tonnes milled.
Unit cash costs for the quarter increased 6% due to decreased gold production, although cash operating costs were 3% lower.
Lower production volumes, combined with increased unit costs, resulted in Doornkop’s operating proﬁ t declining by 21%.
Evander
March     December
%
Indicator
2010
2009    Variance
Tonnes (‘000) 138 245 (44)
Grade (g/t) 4.36 4.31 1
Gold produced (kg) 602 1 057 (43)
Gold sold (kg) 519 1 158 (55)
Cash operating costs (R/kg) 256 013 249 411 (3)
Operating proﬁt (R’000) 6 619 23 366 (72)
The Evander restructuring progressed during the quarter, following the closure of Evander 2, 5 (Winkelhaak) and Evander 7 shafts. Reclamation continued at Evander 2 shaft until April 2010 and Evander 7
infrastructure will remain operational for Evander 8 shaft. A total of
2 190 employees were affected by the closures, some transferred and the rest through voluntary retrenchment, medical separations, and compulsory retrenchment.
Tonnes milled from Evander underground operations decreased
by 44%, as expected, due mainly to the closure of Evander 2, 5 and
7 shafts. Environmental conditions on the decline area of Evander 8 shaft continue to hamper production, but are being addressed.
Evander’s recovered grade increased by 1% mainly as a result of the mine call factor improving from 68% to 73%, which is encouraging.
Gold production from underground sources at Evander dropped from
1 057kg to 602kg due to the shaft closures and is expected to stabilise at this level in the June 2010 quarter.
Total cash operating costs decreased by 42%, due mainly to the closures of the three shafts and the restructuring of the services department. However, R/kg unit costs increased by 3% mainly as a result of the 43% drop in gold production.
The decrease in gold produced resulted in a 72% decrease in cash operating proﬁ t for the quarter.
Joel
March     December
%
Indicator
2010
2009     Variance
Tonnes (‘000) 100 112 (11)
Grade (g/t) 5.22 5.28 (1)
Gold produced (kg) 522 591 (12)
Gold sold (kg) 501 615 (19)
Cash operating costs (R/kg) 172 416 167 232 (3)
Operating proﬁt (R’000) 54 324 59 429 (9)
Joel had a disappointing quarter, with tonnes milled decreasing by
11%. This stemmed from hoisting limitations at North shaft where the lift shaft deepening project resulted in numerous hoisting delays. The recovered grade remained relatively ﬂ at at 5.22g/t. Gold production during the quarter dropped 12% to 522kg due to the decrease in tonnes milled. This impacted cash operating proﬁ t negatively, which declined 9% to R54.3 million.
Cash operating costs were well-controlled. The impact of the lower gold production and improved overall costs is reﬂ ected in the R/kg unit costs, which rose 3% to R172 416/kg.
Last quarter we reported on the negative impact on production due to the North shaft ﬂ ooding. It is pleasing to report that this situation is now under control. A mud press has been installed and mud is removed from the bottom of the shaft daily.
The raise boring of the lift shaft extension to 129 level has been completed.

Kusasalethu (formerly Elandsrand)
March December
%
Indicator
2010
2009 Variance
Tonnes (‘000) 226 235 (4)
Grade (g/t) 4.57 5.9 (23)
Gold produced (kg) 1 032 1 387 (26)
Gold sold (kg) 1 071 1 488 (28)
Cash operating costs (R/kg) 262 738 199 147 (32)
Operating proﬁt (R’000) 7 557 101 047 (93)
During the six-month intervention at Kusasalethu (October 2008 –
March 2009) to restore safety as the ﬁ rst priority, rebuild a culture of pride and deliver on plan, it was realised that the mine needs a different identity in order for its employees to break with the past. The plan was to restore co-created values at the mine to which employees could subscribe and also, to invite employees to participate in a decision-
making process on the future of Kusasalethu.
The mine has a long history and its employees developed a culture that was not necessarily aligned with the expectations of Harmony for the ‘new’ mine that it was building. In order to institute a step change marking the turnaround of the mine, it was decided to completely re-brand the mine. The process was approved and was marked by a major milestone on 19 February 2010 when Elandsrand was ofﬁ cially renamed Kusasalethu. Kusasalethu is a Zulu word meaning ‘our future’.
Tonnes milled during the quarter dropped 4% due to lower development and the completion of mechanised metres in the deepening project.
The underperformance on square metres blasted against the plan is the mine’s biggest challenge and resulted in gold production’s underperformance.
Scaling in the main reef and waste ore-pass systems caused major blockages in both systems. Investigations into this issue are under way.
The recovered grade decreased by 23% mainly due to waste dilution as a result of the ore-pass blockages.
The R/kg unit cost increased by 32% to R262 738/kg, attributable to production underperformances. Ultimately, these factors contributed to the cash operating proﬁ t dropping a massive 93%.
Masimong
March December
%
Indicator
2010
2009 Variance
Tonnes (‘000) 212 235 10
Grade (g/t) 4.90 5.29 (7)
Gold produced (kg) 1 038 1 242 (16)
Gold sold (kg) 996 1 227 (19)
Cash operating costs (R/kg) 164 072 142 754 (15)
Operating proﬁt (R’000) 105 152 149 710 (30)
Tonnes milled decreased 10% as a result of a slow start-up following the December break. Furthermore, exceptionally hot and humid surface temperatures increased underground temperatures, resulting in the loss of two shifts.
The grade was 7% lower at 4.90g/t due to lower B Reef values. The value in the B Reef has regressed since September 2009, when it was at 3 000cmg/t, to 1 000cmg/t in March 2010. This drop in B Reef grade is a function of the three top panels moving out of the high-grade channels.
The lower tonnage and decline in grade resulted in a disappointing
16% decrease in gold production for the quarter.
Cash operating costs were, once again, well-controlled, 4% lower than the previous quarter. The contributors were lower electricity, overtime and stores costs. However, unit cash costs showed a 15% increase at R164 072/kg as a direct result of the lower gold produced. Lower production resulted in operating proﬁ t dropping 30%.
Phakisa
March December
%
Indicator
2010
2009 Variance
Tonnes (‘000) 86 87 (1)
Grade (g/t) 4.01 4.02 –
Gold produced (kg) 345 350 (1)
Gold sold (kg) 331 364 (9)
Cash operating costs (R/kg) 257 035 216 006 (19)
Operating proﬁt (R’000) 3 050 16 889 (82)
Tonnes milled were 1% lower due to technical issues that the shaft experienced, ice plant underperformance, and disruptions due to criminal mining activities. Most of these issues have since been resolved. We have engaged the international original equipment manufacturers to analyse and assist with the problem of under-
performing ice plants.
The grade remained ﬂ at at 4.01g/t, which is lower than planned and as a result of the inﬂ uence of the geological features in the north and south of the shaft.
Cash operating costs in R/kg terms were 19% higher at R257 035/kg, reﬂ ecting an increase in employees following the closure of the
Brand 3 shaft and the transfer of a portion of costs from capital because of the transition from project to production.
Higher costs and a 1% drop in gold production resulted in a drastic decline in operating proﬁ t of just over R3.1 million – down 82% from the previous quarter.
As mentioned in the December 2009 quarter, the phase one
infrastructure has been completed. The original skips and cages were replaced with an eight-tonne skip and a detachable cage in January
2010, making hoisting more efﬁ cient and effective.

Results for the third quarter
ended 31 March 2010
Target
March     December
%
Indicator
2010
2009     Variance
Tonnes (‘000) 194 191 2
Grade (g/t) 4.40 4.14 6
Gold produced (kg) 853 791 8
Gold sold (kg) 800 733 9
Cash operating costs (R/kg) 192 393 182 513 (5)
Operating proﬁt (R’000) 41 800 46 626 (10)
Tonnes milled at Target were up by 2% in spite of disruptions following the December break. The operation continues to deliver consistent tonnes in line with its plan. This is achieved primarily through better planning and design work of the massives stopes, and the correct execution of the loading plan.
The grade improved 6% from 4.14g/t to 4.40g/t.
Cash operating costs were 13% higher, due mainly to increases in stores, plant costs, overheads and bonuses paid to employees on the back of improved production performance.
Cash operating proﬁ t for the quarter fell 10% mainly as a result of an increase in operating costs.
The signs of continued improvements in safety, production and proﬁ tability at Target are encouraging. Good progress was made on the pre-feasibility study of the Block 3 Project. A sounder understanding of the ore body resulted in better grade predictions, which will improve the planning process going forward.
Tshepong
March     December
%
Indicator
2010
2009    Variance
Tonnes (‘000) 360 396 (9)
Grade (g/t) 4.54 4.27 6
Gold produced (kg) 1 636 1 692 (3)
Gold sold (kg) 1 570 1 761 (11)
Cash operating costs (R/kg) 163 323 162 528 (1)
Operating proﬁt (R’000) 167 098 176 046 (5)
A slow start-up and increases in heat intensity in the shaft after the
December break, together with unexpected faulting during the quarter, resulted in Tshepong’s tonnage decreasing 9% to 360 000t.
A 6% improvement in grade was recorded. While face grade remains a challenge as panels are mined on the edge of the pay shoot where the values are more erratic, new evaluation models were ﬁ nalised in
January 2010 and the grades achieved at the end of February 2010 and at the end of March 2010 were in line with the grades indicated by the updated model during pre-planning processes.
A positive trend in the mine call factor (MCF) was also achieved during the March 2010 quarter. The MCF of 71.9% was 7% above the plan.
Tshepong’s cash operating costs decreased by 3% overall due
mainly to a reduction in stores costs resulting from strict cost control measures. The R/kg cash cost remained fairly ﬂ at at R163 323/kg. Cash operating proﬁ t was 5% lower at R167.1 million due to a 3% decline in gold production.
Virginia
March     December
%
Indicator
2010
2009     Variance
Tonnes (‘000) 400 471 (15)
Grade (g/t) 3.11 3.37 (8)
Gold produced (kg) 1 242 1 585 (22)
Gold sold (kg) 1 212 1 566 (23)
Cash operating costs (R/kg) 257 677 241 214 (7)
Operating proﬁt (R’000) 19 397 38 313 (49)
Tonnage was down 15%, 10% of which was due to the Brand 3 closure.
The remaining drop in tonnes resulted mainly from Merriespruit 1 and
3 shafts.
Overall, the grade was 8% lower at 3.11g/t due to several pay channel changes made during the quarter. A ﬁ re in three high-grade panels at
Unisel also affected the grade negatively.
Cash operating costs were down 16% or R62.8 million. The main contributor to this was the closure of Brand 3 (about R55 million).
Lower electricity, stores and overheads costs during the quarter also contributed. Unit cash costs were 7% higher at R257 677/kg however, due to the 22% drop in gold production, operating proﬁ t showed a signiﬁ cant reduction of 49% to R19.4 million.
Consequently, after closely monitoring the under-performance of the shafts with depleted orebodies at Virginia, a decision was made to close Merriespruit 1 and 3 and Harmony 2 shafts during the June 2010 quarter.
Old Pamodzi Free State shafts
Target 3 (formerly Lorraine 3 shaft) and President Steyn
Harmony ofﬁ cially took over the old Pamodzi Free State assets from the liquidators on 18 February 2010. Work started to get these shafts back to production and 1 089 people have since been re-called to work at these shafts. The start-up phase is slower than anticipated due to the condition of the infrastructure and the working places. A few panels have begun production and during the quarter under review,
29kg (which have been capitalised) was produced in total – 25kg from
Target 3 shaft and 4kg from President Steyn shaft.

South African surface operations
March     December
%
Indicator
2010
2009     Variance
Tonnes
(‘000)
2 277 2 292 (1)
Grade
(g/t)
0.44 0.34 30
Gold produced
(kg)
1 009 783 29
Gold sold
(kg)
978 826 18
Cash costs
(R/kg)
159 361 173 447 8
Operating proﬁt
(R’000)
98 522 76 864 28
Kalgold
March     December
%
Indicator
2010
2009     Variance
Tonnes (‘000) 394 423 (7)
Grade (g/t) 0.89 0.83 8
Gold produced (kg) 351 350 –
Gold sold (kg) 320 393 (19)
Cash operating costs (R/kg) 185 880 185 666 –
Cash costs (R/ton) 166 154 (8)
Operating proﬁ t (R’000) 26 292 32 385 (19)
Tonnes milled during the quarter decreased by 7% to 394 000t, mainly due to heavy rainfall in February 2010.
Production from the pit was affected by six days of industrial action by employees of the mining contractor, arising from an unresolved wage dispute.
Recovered grade was 8% higher at 0.89g/t due to higher-grade blocks mined. Feeding of higher-grade material from the stockpiles into the plant ensured that gold production was in line with the previous quarter.
Cash operating costs in R/kg terms were relatively ﬂ at at R185 880/kg resulting in a 19% decline in cash operating proﬁ t for the quarter.
Phoenix
March     December
%
Indicator
2010
2009     Variance
Tonnes (‘000) 1 276 1 522 (16)
Grade (g/t) 0.11 0.12 (6)
Gold produced (kg) 146 185 (21)
Gold sold (kg) 146 185 (21)
Cash operating costs (R/kg) 190 699 154 497 (23)
Cash costs (R/ton) 22 19 (16)
Operating proﬁt (R’000) 11 219 20 617 (46)
Excessive rainfall in January and February 2010 resulted in Phoenix performing poorly during the quarter, with tonnes milled down 16%.
The operation recovered fully in March 2010.
Delivered grades increased by 4% but the residue increased from
0.181g/t to 0.190g/t, causing recovered grade to drop 6% to 0.11g/t.
The drop in recovered grade, together with lower tonnes milled, negatively affected gold production, which dropped from 185kg to 146kg.
The operation is volume driven and therefore the impact of lower volumes resulted in the R/kg unit cash costs rising by 23% to
R190 699/kg. This almost halved the cash operating proﬁ t
to R11.2 million.
Rock dumps
March     December
%
Indicator
2010
2009     Variance
Tonnes (‘000) 607 347 75
Grade (g/t) 0.84 0.71 18
Gold produced (kg) 512 248 >100
Gold sold (kg) 512 248 >100
Cash operating costs (R/kg) 132 244 170 339 22
Cash costs (R/ton) 112 122 8
Operating proﬁt (R’000) 61 011 23 862 >100
The rock dumps performed exceptionally well during the quarter under review with a 75% increase in tonnes milled. Gold production more than doubled from 248kg to 512kg.
Primary contributors to this increase were 212kg from the Free State rock dumps and 180kg from the Evander surface operation, which included 86kg of gold from the Winkelhaak plant mill clean-up.
Overall, recovered grade improved 18% for the quarter. The combined effect of increased volumes and grade resulted in a 156% increase in cash operating proﬁ t.
Some 61kg of gold were extracted from the Steyn Plant clean-up and
42kg of gold from Freddies 9 rock dump.

Results for the third quarter
ended 31 March 2010
Development
Note:   The ore reserve block grades reflect the grades of the blocks in the life of mine plans of the various operations. Those blocks are to a large degree the blocks above a certain cut off grade that has been targeted for mining. The development grades are the grades as sampled in the ongoing on-reef development at  the operations and no selectivity has been applied from a grade point of view.
Bambanani
Two raises remain to be completed in the sub-shaft area when on-
reef development in this area will come to an end. The Bambanani ore reserve grade is to a large degree a reﬂ ection of the future extraction of the high grade Basal Reef shaft pillar and there will be a signiﬁ cant increase in development grade once on reef development commences in this pillar.
Doornkop
During the quarter there was a drop in grade due to areas with complex geology being intersected as well as areas with no carbon present in the reef that was developed. Generally grades are expected to improve to the reserve grade as more of the South reef is developed.
Kusasalethu
Generally the grades on both the Old and New Mine returned the expected grade, with the development grades expected to continue at reserve grade over the next quarter.
Evander
Development reef metres were mainly from the upper levels where the grades are lower. Grades are expected to improve over the next quarter, provided that certain environmental challenges in the decline section can be overcome.
Ore Reserve Block Grades v Development Grades
Ore Reserve block grade
(cmg/t)
Rolling 4 quarter average
development grade
(cmg/t)
Current quarter
development grade
(cmg/t)
International operations
Morobe Mining JV, PNG (50%)
Hidden Valley
Harmony’s 50% share of gold production for the quarter was 550kg.
Production for the March 2010 quarter was impacted by delays in the commissioning process, mainly due to technical issues such as premature mill gear failure and feed conveyor failure from collapsed rollers due to ﬁ nes. Higher rainfall during the quarter resulted in accessibility constraints to the site, which further contributed to the delays.
Commissioning of the processing plant, including the silver ﬂ otation circuit, was completed during the quarter, with 2 260kg of silver attributable to Harmony being produced, compared to 826kg in the previous quarter. Hidden Valley mine and processing plant are expected to reach their original design capacity and throughput in the
June 2010 quarter.
The mine’s March 2010 quarter results were capitalised.

Waste Metres / Reef Metres / Ave cmg/t
Joel
Most of the on reef development is directed towards 129 level in the form of winzes (down dip on reef development). Good grades continue to be intersected in this area which contributes to a signiﬁ cant portion of the future reserves of the mine.
Masimong
The development grades at Masimong remain below plan and is a function of some of the B Reef wide-raises currently outside of the channel, as well as the grades in the Basal Reef in the South West and
North East of the mine also being below expectation.
Phakisa
The on reef development is still close to the shaft in the lower-
grade southern areas. Grades have remained at the same levels as the previous quarter and will improve as the development progress towards the north and more reef is exposed within the major north west- to south east-trending Basal Reef payshoot. More emphasis will be placed over the following quarters to access more of the Basal Reef towards the north.
Target (narrow reef mining)
Current raising for narrow reef stoping is taking place on the EA 8 and
EA 12 reefs in the upper portion of the Van der Heeversrust Member
(Elsburgs – EAs). Values in the EA12’s are encouraging and above expectation and will generate reserves. The EA8’s on the other hand are more erratic and further work will be necessary to deﬁ ne mineable ground.
Tshepong
There was a quarter on quarter improvement in development grades as the grade of the Basal Reef raises improved. The B Reef grade decreased quarter on quarter because of areas of non-deposition that were intersected.
Virginia
In general the development at Unisel continued to produce good results on the Basal Reef and Leader Reef while the Middle Reef grades remained disappointing due to the development continuing to intersect highly channelised areas. There will be limited on reef development over the next quarter at the remainder of the Virginia shafts due to restructuring that is currently taking place.

Results for the third quarter
ended 31 March 2010
Joel North surface drilling
The current surface drilling programme involves drilling six holes to a depth of between 1 250m and 1 400m to the north of the current Joel mine. This will allow an upgrade of the resource between 129 level
(currently the lowest operational level on Joel) and 137 level. Lift-shaft deepening or an extension of the current declines will be required to access this ground.
All intersections showed unfaulted reef bands except for LB25 which intersected two reef bands, separated by a 2.5m reverse fault. The last remaining hole, LB22, will be completed in April 2010.
Drilling has shown a wide variety of facies types from west to east.
In the west (LB27, LB28 and LB25), the reef is a VS5, Beatrix, Aandenk composite. LB24 shows pure Beatrix, while in the east (LB23 and LB22),
VS5 and Beatrix dominate. The facies model continues to be updated with each new borehole result. Valuation of this area will be undertaken once all assays have been received. However, it is clear that the Joel
North resource has been substantially increased.
International
1.
PNG Exploration (Harmony 100%)
Drilling started during the quarter at the Kurunga prospect, with good work done erecting a new exploration camp in a relatively short timeframe. One heli-portable drill rig was mobilised to site and collared the ﬁ rst hole of a planned eight-hole programme.
To date, drilling has intersected a zone of mineralised skarn similar to that observed on surface as hosting gold and copper mineralisation, from 62m down hole. Results from this zone are expected during the June quarter. Drilling continued at quarter’s end.
First-pass exploration at the Bakil prospect, 8km south of Kurunga, has outlined a signiﬁ cant zone of alteration within host volcanics and diorite intrusives. Rock chip samples returned to date include
Cu assays of up to 0.7% and 1.3% Cu.
Tenement applications totaling approximately 5 092 km
2
were
lodged with the Department during the quarter. The tenements covered two projects areas, namely:
1. Southern Highlands Project (2 798 km
2
) – These tenements
were pegged to test large scale gold and copper-gold
geophysical targets southwest of Porgera.
2. Central Project (2 994km
2
) – These tenements were pegged
to target historical gold and copper-gold geochemical
anomalies north of Tolokuma Gold Mine.
2.
Morobe Mining JV Exploration (Harmony 50%)
Golpu continues to grow into a major copper-gold system with mineralisation extended materially along strike and at depth.
Signiﬁ cant intercepts received during the quarter include:
WR331W-1:     379m @ 0.88g/t Au and 1.05% Cu from 1062m
Including:         156m @ 1.09g/t Au and 1.48% Cu from 1149m
Cut-off
Resource
Average
Source
Year
Au
category
Tonnes
Au
Au
Au
Density
(g/t)
(millions)
(g/t)
(kg)
(oz)
Harmony
March 2010 Indicated 22.64 6.05 136 907 4 401 620 2.663
Inferred 36.87 3.91 144 055 4 631 448 2.663
Total 59.51 4.72 280 962 9 033 067 2.663
Exploration
South Africa
Evander South
An 18 month drilling programme consisting of 24 671m of percussion and diamond drilling was completed in October 2009.
The geological evaluation has been completed and the model updated.
The shift in the Kimberley Reef sub-crop position to the east has removed a signiﬁ cant portion of the shallow part of the target area.
However, an additional, larger, shallow resource has been identiﬁ ed.
Geo-technical logging of all of the core was completed during the quarter.
The new estimate (see table below) indicates a total resource of
9 million ounces (59.5 million tonnes at an average grade of 4.72g/t).
It results in a signiﬁ cant increase in the indicated resource when compared to the 2007 estimate. The potential reserve in situ has increased by 20% from 3.68 million ounces to 4.4 million ounces.
As a result of the signiﬁ cant change to the magnitude of the resource as well as the loss, and gain, of different areas of resource, it was decided to re-do the pre-feasibility study. The new resource model appears to lend itself to the mining of a shallow, higher-grade ore body in the south to start, with mining of the deeper section only occurring later in the life of the mine. A number of alternatives exist as where to place a surface shaft, each of which will be investigated in the pre-feasibility study.
The pre-feasibility study is planned for completion in June 2010, in time for the reserve to be included in the 2010 declaration.

WR333: 727.5m @ 0.77g/t Au and 1.39% Cu from 551m
Including: 353m @ 1.69g/t Au and 2.34% Cu from 892m
The mineralisation has now been deﬁ ned over a vertical extent of
1 400m. At this stage, mineralisation extends over 500m of strike but remains open-ended. Drilling is continuing, to scope out the full size potential of the deposit.
These results will have a profoundly positive impact on the
resource base of the project. The drill programme at Golpu is testing an exploration target in the range of 500 to 800 million tonnes (Mt) at high grades of between 0.7% and 1.1% copper (Cu)
and 0.5 to 0.7g/t gold (Au) for 8 to 18 million ounces (Moz) of gold and 3.5 to 8.8 Mt of copper. This target includes the current resource.
Golpu could develop into one of the most signiﬁ cant copper-gold projects in PNG with a possible size potential of 13 Moz Au and
6.5 Mt Cu, putting it on a scale similar to other major copper-gold projects like OK Tedi and the historic mine in Bougainville. This is a very exciting possibility for investors.
Exploration at the Tais Creek and Waterfall prospects on ML151 have highlighted signiﬁ cant zones of carbonate-Base Metal style
Au mineralisation, directly adjacent to the Hidden Valley ore body.
Channel sampling of access tracks created to establish access for ﬁ rst pass drilling has returned several encouraging results, including:
TCR001: 6m @ 3.07g/t Au from 124m
TCR002 : 20m @ 2.46g/t Au from 362m
10m @ 1.61g/t Au, from 408m
14m @ 2.36g/t Au, from 464m
TCR004 : 6m @ 14.85g/t Au, from 436m
including: 2m @ 31 g/t Au, from 438m
TCR004: 4m @ 10.81g/t Au, from 486m
Three new tenement applications were lodged during the quarter, comprising a total of 514.5 km
2
.
(1) – Refer to www.harmony.co.za for 2009 resource statement.
The diagram below indicates the schematic section through the Golpu deposit showing recent drill intercepts.

Results for the third quarter
ended 31 March 2010
15
Operating results
(Rand/Metric)
Underground production – South Africa
Surface production – South Africa
Total SA
South
Kusasa-
President
Under-
Total SA
Africa
Harmony
Bambanani
Doornkop
Evander
Joel
lethu Masimong
Phakisa
Steyn*
Target
Target 3* Tshepong
Virginia
ground
Kalgold
Phoenix
Dumps
Surface
Other
Total
PNG*
Total
Ore milled
– t’000
Mar-10
129
123
138
100
226
212
86
–
194
–
360
400
1 968
394
1 276
607
2 277
–
4 245
–
4 245
Dec-09 123 148 245 112 235 235 87 – 191 – 396 471 2 243 423 1 522 347 2 292 – 4 535 – 4 535
Gold produced
– kg
Mar-10
1 056
452
602
522
1 032
1 038
345
4
853
25
1 636
1 242
8 807
351
146
512
1 009
–
9 816
550
10 366
Dec-09 932 490 1 057 591 1 387 1 242 350 – 791 – 1 692 1 585 10 117 350 185 248 783 – 10 900 669 11 569
Yield
– g/tonne      Mar-10
8.19
3.67
4.36
5.22
4.57
4.90
4.01
–
4.40
–
4.54
3.11
4.46
0.89
0.11
0.84
0.44
–
2.31
–
2.31
Dec-09 7.58 3.31 4.31 5.28 5.90 5.29 4.02 – 4.14 – 4.27 3.37 4.51 0.83 0.12 0.71 0.34 – 2.40 – 2.40
Cash operating costs      – R/kg
Mar-10
165 670
209 476
256 013
172 416
262 738
164 072
257 035
–
192 393
–
163 323      257 677
204 514       185 880
190 699      132 244     159 361
–
199 859
–
199 859
Dec-09 179 746 198 561 249 411 167 232 199 147 142 754 216 006 – 182 513 – 162 528 241 214 193 544 185 666 154 497 170 339 173 447 – 192 101 – 192 101
Cash operating costs      – R/tonne     Mar-10
1 356
770
1 117
900
1 200
803
1 031
–
846
–
742
800
912
166
22
112
71
–
461
–
461
Dec-09 1 362 657 1 076 882 1 175 754 869 – 756 – 694 812 873 154 19 122 59 – 462 – 462
Gold sold
– kg
Mar-10
1 013
434
519
501
1 071
996
331
4
800
25
1 570
1 212
8 476
320
146
512
978
–
9 454
666
10 120
Dec-09 969 517 1 158 615 1 488 1 227 364 – 733 – 1 761 1 566 10 398 393 185 248 826 – 11 224 416 11 640
Revenue
(R’000)
Mar-10
272 238
113 813
137 637
134 635
285 348
267 519
89 084
–
212 347
–
421 777      324 567    2 258 965
85 675
39 061       137 197     261 933
–     2 520 898
–
2 520 898
Dec-09 256 264 138 750 308 338 163 340 391 228 324 391 96 375 – 195 183 – 465 169 414 601 2 753 639 102 880 49 199 66 106 218 185 – 2 971 824 – 2 971 824
Cash operating
(R’000)
Mar-10
174 429
94 567
153 941
89 745
270 855
169 901
88 508
–
163 656
–
266 394     319 543     1 791 539
64 460
27 783
67 502 159 745
–     1 951 284
–
1 951 284
costs
Dec-09 167 523 97 295 263 627 98 834 276 217 177 301 75 602 – 144 368 – 274 997 382 324 1 958 088 64 983 28 582 42 244 135 809 – 2 093 897 – 2 093 897
Royalty
(R’000)
Mar-10
518
116
179
256
291
406
169
–
455
–
802
492
3 684
784
59
207
1 050
–
4 734
–
4 734
payments
Dec-09 – – – – – – – – – – – – – – – – – – – – –
Inventory
(R’000)
Mar-10
(8 080)
(5 566)
(23 102)
(9 690)
6 645
(7 940)
(2 643)
–
6 436
–
(12 517)       14 865
(71 322)
(5 861)
–
8 477
2 616
–
(68 706)
–
(68 706)
movement
Dec-09 8 772 10 029 21 345 5 077 13 964 (2 620) 3 884 – 4 189 – 14 126 (6 036) 72 730 5 512 – – 5 512 – 78 242 – 78 242
Operating costs
(R’000)
Mar-10
166 867
89 117
131 018
80 311
277 791
162 367
86 034
–
170 547
–
254 679     305 170     1 723 901
59 383
27 842
76 186 163 411
– 1 887 312
–
1 887 312
Dec-09 176 295 107 324 284 972 103 911 290 181 174 681 79 486 – 148 557 – 289 123 376 288 2 030 818 70 495 28 582 42 244 141 321 – 2 172 139 – 2 172 139
Cash operating proﬁ t (R’000)
Mar-10
105 371
24 696
6 619
54 324
7 557
105 152
3 050
–
41 800
–
167 098
19 397
535 064
26 292
11 219
61 011
98 522
–
633 586
–
633 586
Dec-09 79 969 31 426 23 366 59 429 101 047 149 710 16 889 – 46 626 – 176 046 38 313 722 821 32 385 20 617 23 862 76 864 – 799 685 – 799 685
Capital expenditure
(R’000)
Mar-10
28 958
86 208
30 995
19 500
107 665
48 780
102 914
30 503
82 241
24 796
62 197
43 258
668 015
2 551
927
–
3 478       13 197
684 690
37 940
722 630
Dec-09 27 906 78 720 54 363 32 422 124 700 45 014 137 917 3 974 76 888 2 676 57 462 47 400 689 442 1 786 1 977 – 3 763 18 143 711 348 180 559 891 907
* Production and sales statistics for Hidden Valley, President Steyn and Target 3 (previously known as Lorraine 3) are shown for information purposes.
These mines are in a build-up phase and revenue and cost are currently capitalised until commercial levels of production are reached.

Results for the third quarter
ended 31 March 2010
CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)
Quarter ended
Nine months ended
Year ended
31 March
31 December
31 March¹
31 March
31 March¹
30 June
2010
2009
2009
2010
2009
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Note
R million
R million
R million
R million
R million
R million
Continuing operations
Revenue                                                                          2 521                2 971                3 005                 8 239               8 833            11 496
Cost of sales
2
(2 585)
(2 656) (2 211) (7 845)
(6 973)
(9 836)
Production cost                                                          (1 887)               (2 172)             (1 830)                (6 254)            (5 737)            (7 657)
Amortisation and depreciation                                          (324)                 (321)                (303)                  (995)               (921)            (1 467)
Impairment of assets                                                    (196)                  (104)                   (3)                  (300)                (154)              (484)
Employment termination and
restructuring costs                                                         (120)                    (3)                  (11)                 (123)                  (39)                (39)
Other items                                                                    (58)                   (56)                  (64)                 (173)                (122)               (189)
Gross (loss)/proﬁt                                                              (64)                   315                  794                    394               1 860              1 660
Corporate, administration and
other expenditure                                                                (108)                (116)                  (80)                  (312)                (263)              (362)
Exploration expenditure                                                         (74)                   (50)                  (75)                 (184)                (212)              (289)
Proﬁ t on sale of property,
plant and equipment                                                                1                      3                   427                        4                 888                965
Other (expenses)/income – net                                               (2)                   (20)                (101)                     (94)                  43              (101)
Operating (loss)/proﬁt                                                     (247)                   132                   965                   (192)             2 316               1 873
Proﬁ t/(loss) from associates                                                   5                     25                    14                      61                 (37)                  12
Proﬁ t on sale of investment in associate                                  –                       –                     –                        –                     1                   1
Impairment of investment in associate                                      –                       –                     –                        –               (112)              (112)
(Loss)/proﬁt on sale of investment
in subsidiary                                                                      (24)                       –                     6                     (24)                     6                   –
Fair value movement of listed investments
–
–
3
–
(114)
(101)
Proﬁ t on sale of listed investments
– 3
–
5 –
–
Impairment of investments
– –
–
(2)
– –
Investment income
61
54
152
186
337
444
Finance cost
(62)
(37)
(42) (134)
(190)
(212)
(Loss)/proﬁt before taxation                                            (267)                    177               1 098                   (100)             2 207              1 905
Taxation                                                                            (28)                   (59)                (125)                   (106)              (580)               (196)
Net (loss)/proﬁ t from continuing
operations
(295)
118
973
(206)
1 627
1 709
Discontinued operations
3
(Loss)/proﬁ t from discontinued operations
–
–
(1)
–
1 062 1 218
Net (loss)/proﬁt
(295)
118
972
(206)
2 689
2 927
(Loss)/earnings per ordinary share (cents)
4
– (Loss)/earnings from continuing
operations
(69)
28
232
(48) 397
413
– Earnings from discontinued operations
– –
–
–
259
294
Total (loss)/earnings per ordinary
share (cents)
(69)
28
232
(48)
656
707
Diluted (loss)/earnings per ordinary
share (cents)
4
– (Loss)/earnings from continuing
operations
(68)
28
230 (48)
395
411
– Earnings from discontinued operations
–
–
–
–
258
293
Total diluted (loss)/earnings per
ordinary share (cents)
(68)
28
230
(48)
653
704
The accompanying notes are an integral part of these condensed consolidated ﬁnancial statements.
¹ The comparative ﬁ gures are re-presented due to Mount Magnet being reclassiﬁ ed as part of continuing operations. See note 3 in this regard.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Rand)
Quarter ended
Nine months ended
Year ended
31 March
31 December
31 March
31 March
31 March
30 June
2010
2009
2009
2010
2009
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
R million
R million
R million
R million
R million
R million
Net (loss)/proﬁt for the period
(295)
118
972
(206)
2 689
2 927
Attributable to:
Owners of the parent (295) 118 972 (206) 2 689 2 927
Non-controlling interest – – – – – –
Other comprehensive income/(loss)
for the period, net of income tax (27) (51) (220) (63) (247) (450)
Foreign exchange translation 72 (57) (203) 34 (292) (497)
Repurchase of equity interest (98) – – (98) – –
Mark-to-market of available-for-sale investments (1) 6 (17) 1 45 47
Total comprehensive (loss)/income
for the period
(322)
67
752
(269)
2 442
2 477
Attributable to:
Owners of the parent (322) 67 752 (269) 2 442 2 477
Non-controlling interest – – – – – –

Results for the third quarter
ended 31 March 2010
CONDENSED CONSOLIDATED BALANCE SHEET (Rand)
At
At
At
At
31 March
31 December
30 June
31 March
2010
2009
2009
2009
(Unaudited)
(Audited)
(Unaudited)
Note
R million
R million
R million
R million
ASSETS
Non-current assets
Property, plant and equipment                                                          6              29 403                  28 862                    27 912                   28 103
Intangible assets                                                                                             2 210                    2 217                     2 224                     2 223
Restricted cash 147 167 161 167
Restricted investments 1 726 1 697 1 640 1 608
Investments in ﬁnancial assets 18 20 57 17
Investments in associates
391
385 329
242
Inventories
5
81
77 – –
Trade and other receivables
76
74 75
73
34 052
33 499 32 398
32 433
Current assets
Inventories                                                                                    5               1 152                     1 103                     1 035                        914
Income and mining taxes                                                                                      44                         55                         45                          58
Trade and other receivables                                                                               1 217                    1 108                        885                     2 871
Restricted cash                                                                             6                      –                       280                           –                           –
Cash and cash equivalents                                                                                  481                       808                    1 950                      2 839
2 894                    3 354                     3 915                      6 682
Assets of disposal groups classiﬁ ed as held-for-sale                         3                      –                          –                           –                         425
2 894                    3 354                     3 915                      7 107
Total assets                                                                                                 36 946                   36 853                   36 313                     39 540
EQUITY AND LIABILITIES
Share capital and reserves
Share capital                                                                                                 28 102                   28 096                    28 091                   28 081
Other reserves                                                                                                   535                       375                      339                         503
Retained earnings                                                                                               676                       971                    1 095                        857
29 313
29 442
29 525 29 441
Non-current liabilities
Deferred tax
3 326
3 317
3 251
3 796
Provision for environmental rehabilitation
1 704
1 612
1 530
1 366
Retirement beneﬁt obligation and other provisions                                                   167                       167                       166                        268
Borrowings                                                                                     7                  780                       565                        110                        159
5 977                     5 661                     5 057                     5 589
Current liabilities
Borrowings                                                                                     7                 221                        460                       252                     2 681
Trade and other payables                                                                                 1 418                     1 279                     1 460                     1 489
Income and mining taxes                                                                                      17                         11                         19                           –
1 656                     1 750                    1 731                      4 170
Liabilities of disposal groups classiﬁed as held-for-sale                         3                    –                          –                           –                         340
1 656                    1 750                     1 731                      4 510
Total equity and liabilities                                                                            36 946                  36 853                    36 313                    39 540
Number of ordinary shares in issue                                                          426 191 965           426 079 492            425 986 836            425 763 329
Net asset value per share (cents)                                                                      6 878                    6 910                     6 931                     6 915
The accompanying notes are an integral part of these condensed consolidated ﬁ nancial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Rand) (Unaudited)
Share
Other
Retained
capital
reserves
earnings
Total
Note
R million
R million
R million
R million
Balance – 30 June 2009 28 091 339 1 095 29 525
Issue of shares 11 – – 11
Share-based payments – 108 – 108
AVRD share issue reserve – 151 – 151
Comprehensive loss for the period – (63) (206) (269)
Dividends paid 8 – – (213) (213)
Balance as at 31 March 2010
28 102
535
676
29 313
Balance - 30 June 2008                                                                                  25 895                       676                   (1 832)                  24 739
Issue of shares                                                                                              2 186                          –                            –                    2 186
Share-based payments                                                                                         –                         74                            –                       74
Comprehensive income for the period                                                                     –                      (247)                     2 689                   2 442
Balance as at 31 March 2009
28 081
503
857
29 441

Results for the third quarter
ended 31 March 2010
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)
Quarter ended
Nine months ended
Year ended
31 March
31 December
31 March
31 March
31 March
30 June
2010
2009
2009
2010
2009
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
R million
R million
R million
R million
R million
R million
Cash ﬂ ow from operating activities
Cash generated by operations 295 183 985 703 1 871 2 813
Interest and dividends received 66 52 156 186 350 457
Interest paid (32) (11) (41) (52) (215) (280)
Income and mining taxes paid (11) (34) (133) (70) (276) (704)
Cash generated by operating activities 318 190 967 767 1 730 2 286
Cash ﬂ ow from investing activities
Decrease/(increase) in restricted cash 301 (283) 1 15 (89) (83)
Net proceeds on disposal of listed investments – 29 – 44 – –
Proceeds on disposal of subsidiary 24 – – 24 – –
Net (additions to)/disposals of property,
plant and equipment (988) (890) (645) (2 785) 7 979
Other investing activities (8) (3) (163) (3) (89) (79)
Cash (utilised)/generated by investing activities (671) (1 147) (807) (2 705) (171) 817
Cash ﬂ ow from ﬁ nancing activities
Borrowings raised 250 686 – 936 500 –
Borrowings repaid (260) (18) (20) (285) (1 806) (3 738)
Ordinary shares issued – net of expenses 6 3 955 11 1 943 1 953
Dividends paid – – – (213) – –
Cash (utilised)/generated by ﬁ nancing activities (4) 671 935 449 637 (1 785)
Foreign currency translation adjustments
30
–
99
20
229
217
Net (decrease)/increase in cash and cash equivalents (327) (286) 1 194 (1 469) 2 425 1 535
Cash and cash equivalents – beginning of period 808 1 094 1 646 1 950 415 415
Cash and cash equivalents – end of period
481
808
2 840
481
2 840
1 950
Cash and cash equivalents comprises of:
Continuing operations 481 808 2 839 481 2 839 1 950
Discontinuing operations – – 1 – 1 –
Total cash and cash equivalents
481
808
2 840
481
2 840
1 950

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 MARCH 2010
1.
Accounting policies
Basis of accounting
The condensed consolidated interim ﬁ nancial statements for the period ended 31 March 2010 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual ﬁ nancial statements for the year ended 30 June 2009. These condensed consolidated interim ﬁ nancial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual ﬁ nancial statements for the year ended 30 June 2009.
2.
Cost of sales
Quarter ended
Nine months ended
Year ended
31 March 31 December
31 March¹
31 March
31 March¹
30 June
2010
2009
2009
2010
2009
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
R million
R million
R million
R million
R million
R million
Production costs 1 887 2 172 1 830 6 254 5 737 7 657
Amortisation and depreciation 324 321 303 995 921 1 467
Impairment of assets
(2)(3)
196 104 3 300 154 484
Provision for rehabilitation costs 7 4 (2) 15 9 21
Care and maintenance cost of restructured shafts 15 13 14 49 38 53
Employment termination and restructuring costs 120 3 11 123 39 39
Share-based payments 36 38 52 108 74 113
Provision for post-retirement beneﬁ ts – 1 – 1 1 2
Total cost of sales
2 585
2 656
2 211
7 845
6 973
9 836
(1) The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations. See note 3 in this regard.
(2) The impairment recorded in the March 2010 quarter relates to Harmony 2 and Merriespruit 1 and 3, which have been placed on care and maintenance.
(3) The impairment recorded in the December 2009 quarter relates to Brand 3 and Evander 2 and 5 which have been placed on care and maintenance.
3.
Disposal groups classified as held-for-sale and discontinued operations
Following approval by the Board of Directors in April 2007, the assets and liabilities related to Mount Magnet (an operation in Australia) were classiﬁ ed as held-for-sale. This operation also met the criteria to be classiﬁ ed as discontinued operations in terms of IFRS 5. During the June
2009 quarter, it was decided that further drilling at the site to deﬁ ne the ore body would enhance the selling potential of the operation. As a result, the operation no longer met the requirements of IFRS 5 to be classiﬁ ed as held-for-sale, and was therefore reclassiﬁ ed as continuing operations again. Consequently, the income statements and earnings per share amounts for all comparative periods have been re-presented taking this change into account.
4.
(Loss)/earnings per ordinary share
(Loss)/earnings per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended 31 March
2010: 426.1 million (31 December: 425.9 million, 31 March 2009: 421.0 million), and the nine months ended 31 March 2010: 425.9 million
(31 March 2009: 410.3 million) and the year ended 30 June 2009: 414.1 million.
The fully diluted (loss)/earnings per ordinary share is calculated on the weighted average number of diluted ordinary shares in issue for the quarter ended 31 March 2010: 429.6 million (31 December 2009: 427.5 million, 31 March 2009: 423.6 million), and the nine months ended
31 March 2010: 429.6 million (31 March 2009: 412.4 million) and the year ended 30 June 2009: 416.0 million.

Results for the third quarter
ended 31 March 2010
Quarter ended
Nine months ended
Year ended
31 March     31 December
31 March¹
31 March
31 March¹
30 June
2010
2009
2009
2010
2009
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Total (loss)/earnings per
ordinary share (cents):
Basic (loss)/earnings (69) 28 232 (48) 656 707
Fully diluted (loss)/earnings (68) 28 230 (48) 653 704
Headline (loss)/earnings (32) 49 123 5 275 262
– from continuing operations (32) 49 128 5 236 239
– from discontinued operations – – (5) – 39 23
R million
R million
R million
R million
R million
R million
Reconciliation of headline (loss)/earnings:
Continuing operations
Net (loss)/proﬁ t (295) 118 973 (206) 1 627 1 709
Adjusted for (net of tax):
Proﬁ t on sale of property, plant and equipment (1) (2) (437) (3) (924) (975)
Proﬁ t on sale of listed investments – (3) – (3) – –
Fair value movement of listed investments – – – – – 71
Foreign exchange gain reclassiﬁ ed from equity – – – (22) – (384)
Proﬁ t on liquidation of subsidiaries (20) – – (20) –
Loss on sale of subsidiaries 17 – – 17 – –
Impairment of investments – – – 2 –
Proﬁ t on sale of associate – – – – – (1)
Impairment of investment in associates – – – – 112 112
Impairment of property, plant and equipment 162 94 3 256 154 457
Headline (loss)/earnings
(137)
207
539
21
969
989
Discontinued operations
Net (loss)/proﬁ t – – (1) – 1 062 1 218
Adjusted for (net of tax):
Proﬁ t on sale of property, plant and equipment – – (22) – (901) (1 121)
Headline (loss)/earnings
–
–
(23)
–
161
97
Total headline (loss)/earnings
(137)
207
516
21
1 130
1 086
¹ The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations. See note 3 in this regard.
5.
Inventories
During the quarter ended 31 December 2009, the Group concluded two separate purchase agreements with Pamodzi Gold Free State
(Proprietary) Limited (In Provisional Liquidation) (Pamodzi), for the purchase of a waste rock dump and a gold plant to the value of R120 million.
The Group’s intention is to break up the plant and extract the gold in lock-up. The portion of inventory that is expected to be recovered more than twelve months after balance sheet date has been classiﬁ ed as non-current.
6.
President Steyn and Target 3 assets
The Group entered into two separate purchase agreements with Pamodzi for the purchase of Pamodzi’s Free State North and South Assets for a total consideration of R280 million.
The Group had an obligation in terms of the agreements to pay an amount equal to the purchase consideration into an escrow account.
On 18 February 2010 the sale of assets agreements became unconditional and the purchase consideration was released from the escrow account to the liquidators. The cost of the assets was capitalised to property, plant and equipment.

7.
Borrowings
31 March
31 December
30 June
31 March
2010
2009
2009
2009
(Unaudited)
(Audited)
(Unaudited)
R million
R million
R million
R million
Total long-term borrowings 780 565 110 159
Total current portion of borrowings 221 460 252 2 681
Total borrowings
(1)(2)(3)
1 001
1 025
362
2 840
(1)
On 11 December 2009, the Company entered into a loan facility with Nedbank Limited, comprising of a Term Facility of R900 million and a
Revolving Credit Facility of R600 million. Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate, which is ﬁ xed for a three month period, equal to JIBAR plus 3.5%. Interest is repayable quarterly.
The Term Facility is repayable bi-annually in equal instalments of R90 million over ﬁ ve years. The Revolving Credit Facility is repayable after three years. The Group drew down R650 million of the Term Facility during December 2009 and a further R250 million during March 2010.
(2)
Included in the borrowings is R99 million (December 2009: R102 million; June 2009: R106 million; March 2009: R168 million) owed to
Westpac Bank Limited in terms of a ﬁ nance lease agreement. The future minimum lease payments are as follows:
31 March
31 December
30 June
31 March
2010
2009
2009
2009
(Unaudited)
(Audited)
(Unaudited)
R million
R million
R million
R million
Due within one year 33 32 30 45
Due between one and ﬁ ve years 69 73 80 133
102 105 110 178
Future ﬁ nance charges (3) (3) (4) (10)
Total future minimum lease payments
99
102
106
168
(3)
On 31 March 2010, the Group settled a term loan advanced by Nedbank Limited on 30 July 2003 to African Vanguard Resources (Doornkop)
(Proprietary) Limited (AVRD). This settlement constitute one part of the purchase consideration in a purchase agreement concluded by the Group on 19 March 2010 (refer to note 10 in this regard). The settlement value amounted to R244 million. Interest accrued during the nine months ended 31 March 2010 amounted to R17 million (31 March 2009: R22 million).
8.
Dividend declared
On 13 August 2009, the Board of Directors approved a ﬁ nal dividend for the 2009 ﬁ nancial year of 50 SA cents per share. The total dividend amounting to R213 million was paid on 21 September 2009.
9.
Commitments and contingencies
31 March
31 December
30 June
31 March
2010
2009
2009
2009
(Unaudited)
(Audited)
(Unaudited)
R million
R million
R million
R million
Capital expenditure commitments
Contracts for capital expenditure 375 411 478 790
Authorised by the directors but not contracted for 1 281 1 771 734 1 478
1 656
2 182
1 212
2 268
This expenditure will be ﬁ nanced from existing resources and borrowings where necessary.
Contingent liability
Class action.
On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it has been named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony’s American
Depositary Receipts (ADRs) with regard to certain of its business practises. Harmony has retained legal counsel.
During January 2009, the plaintiff filed an Amended Complaint with the United States District Court (“Court”). Subsequently, the Company filed a Motion to Dismiss all claims asserted in the Class Action Case. On 19 March 2010 the Court denied the Company’s application for dismissal and subsequently the Company filed a Motion for Reconsideration in which it requested the Court to reconsider its judgement. This matter was heard on 27 April 2010 and the Company’s request for reconsideration of judgement was denied. The parties are scheduled to meet during May 2010 to agree on the scheduling of the matter. It is currently not possible to estimate if there will be a financial effect, or what that effect might be.

Results for the third quarter
ended 31 March 2010
10. Subsequent events
On 19 March 2010, Harmony Gold Mining Company Limited (Harmony) concluded an agreement with AVRD, for the purchase of its 26% share of the mining titles on the Doornkop South Reef for a total consideration of R398 million. The purchase consideration was partially settled by the payment of a cash amount equal to the AVRD Nedbank loan of R244 million on 31 March 2010, which was initially guaranteed by Harmony and certain of its subsidiaries. The remaining purchase consideration of R154 million was settled on 28 April 2010 when the deed of cession was registered in the Mining Titles Registration Ofﬁ ce, with the issue of 2 162 359 Harmony shares. An amount equal to the value of shares was included under reserves for the current quarter ended 31 March 2010.
In terms of the purchase agreement 975 419 Harmony shares are held in escrow until 1 May 2014.
11.   Segment report
The segment report follows on page 25.
12.   Reconciliation of segment information to consolidated income statements and balance sheet
31 March
31 March
2010
2009
(Unaudited)
(Unaudited)
R million
R million
The “reconciliation of segment data to consolidated ﬁ nancials” line item in the segment reports are broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:
Revenue from:
Discontinued operations – 614
Production costs from:
Discontinued operations – 447
Reconciliation of operating profit to gross profit:
Total segment revenue 8 239 9 447
Total segment production costs (6 254) (6 184)
Operating proﬁ t as per segment report 1 985 3 263
Less:
Discontinued operations – (167)
Operating proﬁ t as per segment report 1 985 3 096
Cost of sales items other than production costs (1 591) (1 236)
Amortisation and depreciation (995) (921)
Impairment of assets (300) (154)
Employment termination and restructuring costs (123) (39)
Share-based payments (108) (74)
Rehabilitation costs (15) (9)
Care and maintenance costs of restructured shafts (50) (38)
Provision for former employees’ post retirement beneﬁ ts – (1)
Gross profit as per income statements *
394
1 860
Reconciliation of total segment mining assets to consolidated property, plant and equipment:
Property, plant and equipment not allocated to a segment:
Mining assets 767 605
Undeveloped property 5 328 4 809
Other non-mining assets 346 53
Less:
Non-current assets previously classiﬁ ed as held-for-sale – (268)
6 441
5 199
* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2010 (Rand/Metric) (Unaudited)
Production
Operating
Mining
Capital
Kilograms
Tonnes
Revenue
cost
proﬁt
assets
expenditure
produced
milled
R million
R million
R million
R million
R million
kg
t’000
Operations
South Africa
Underground
Bambanani
(2)
762 536 226 947 114 2 938 399
Doornkop 373 298 75 2 473 238 1 442 401
Evander 736 690 46 909 137 2 898 642
Joel 426 289 137 138 70 1 628 348
Kusasalethu 1 026 849 177 2 943 344 4 044 721
Masimong 916 524 392 745 133 3 639 681
Phakisa 250 225 25 3 983 368 955 244
Target
(2)
627 479 148 2 502 269 2 578 578
Tshepong 1 308 837 471 3 646 191 5 031 1 174
Virginia 1 137 1 094 43 659 142 4 495 1 415
Surface
All surface operations
(1)
678 433 245 128 56 2 683 6 661
Total South Africa
8 239
6 254
1 985
19 073
2 062
32 331
13 264
International
Papua New Guinea
(2)
– – – 3 872 467 1 318 –
Mount Magnet – – – 17 – – –
Total international
–
–
–
3 889
467
1 318
–
Total operations
8 239
6 254
1 985
22 962
2 529
33 649
13 264
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 12) – – 6 441
8 239
6 254
29 403
Notes:
(1)
Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.
(2)
Production statistics for Hidden Valley, President Steyn and Target 3 (previously known as Lorraine 3) are shown for information purposes. These mines are in a build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

Results for the third quarter
ended 31 March 2010
SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2009 (Rand/Metric) (Unaudited)
Production
Operating
Mining
Capital
Kilograms
Tonnes
Revenue
cost
proﬁ t
assets
expenditure
produced
milled
R million
R million
R million
R million
R million
kg*
t’000*
Continuing operations
South Africa
Underground
Bambanani 728 499 229 671 34 2 904 379
Doornkop 248 214 34 2 396 302 919 401
Evander 1 166 736 430 1 185 154 4 564 877
Joel 394 278 116 131 38 1 551 382
Kusasalethu 1 090 827 263 2 642 311 3 953 729
Masimong 907 488 419 674 97 3 627 668
Phakisa 117 72 45 3 541 357 447 118
Target 500 385 115 2 730 249 1 915 477
Tshepong 1 407 743 664 3 637 181 5 523 1 027
Virginia 1 568 1 095 473 932 127 6 276 1 696
Surface
All surface operations
(1)
708 400 308 148 52 2 755 6 470
Total South Africa
8 833
5 737
3 096
18 687
1 902
34 434
13 224
International
Papua New Guinea
(2)
– – – 3 949 1 376 – –
Mount Magnet – – – 268 – – –
Total international
–
–
–
4 217
1 376
–
–
Total continuing operations
8 833
5 737
3 096
22 904
3 278
34 434
13 224
Discontinued operations
Cooke operations 614 447 167 – 87 2 500 1 287
Total discontinued operations
614
447
167
–
87
2 500
1 287
Total operations
9 447
6 184
3 263
22 904
3 365
36 934
14 511
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 12) (614) (447) 5 199
8 833
5 737
28 103
Notes:
(1)
Includes Kalgold, Phoenix and Dumps.
(2)
Included in the capital expenditure is an amount of R1 137 million contributed by Newcrest in terms of the farm-in agreement.

Harmony Quarterly Report 2009 27
Results for the third quarter ended
31 March 2010
(US$)
Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
(“Harmony” or “Company”)
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE 000015228

Results for the third quarter
ended 31 March 2010

Results for the third quarter
ended 31 March 2010
29
Operating results
(US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Total SA
South
Kusasa-
President
Under-
Total SA
Africa
Harmony
Bambanani
Doornkop
Evander
Joel
lethu     Masimong
Phakisa
Steyn*
Target
Target 3* Tshepong
Virginia
ground
Kalgold
Phoenix
Dumps
Surface
Other
Total
PNG*
Total
Ore milled
– t’000
Mar-10
142
136
152
110
249
234
95
–
214
–
397
441
2 170
434
1 407
669
2 510
–
4 680
–
4 680
Dec-09 136 163 270 124 259 259 96 – 211 – 437 519 2 474 466 1 678 383 2 527 – 5 001 – 5 001
Gold produced
– oz
Mar-10
33 951
14 532
19 355
16 783
33 180
33 372
11 092
129
27 425
804
52 599
39 931
283 153
11 285
4 694
16 461
32 440
–
315 593
17 683
333 276
Dec-09 29 964 15 754 33 983 19 001 44 593 39 931 11 253 – 25 431 – 54 399 50 959 325 268 11 253 5 948 7 973 25 174 – 350 442 21 514 371 956
Yield
– oz/t
Mar-10
0.239
0.107
0.127
0.153
0.133
0.143
0.117
–
0.128
–
0.132
0.091
0.130
0.026
0.003
0.025
0.013
–
0.067
–
0.071
Dec-09 0.220 0.097 0.126 0.153 0.172 0.154 0.117 – 0.121 – 0.124 0.098 0.131 0.024 0.004 0.021 0.010 – 0.070 – 0.070
Cash operating costs      – $/oz
Mar-10
687
868
1 061
715
1 089
680
1 066
–
798
–
677
1 068
848
771
791
548
661
–
829
–
829
Dec-09 747 825 1 036 695 827 593 897 – 758 – 675 1 002 804 771 642 708 721 – 798 – 798
Cash operating costs      – $/t
Mar-10
164
93
135
109
145
97
124
–
102
–
90
97
110
20
3
13
9
–
56
–
56
Dec-09 165 80 130 106 142 91 105 – 91 – 84 98 106 19 2 15 7 – 56 – 56
Gold sold
– oz
Mar-10
32 569
13 953
16 686
16 108
34 433
32 022
10 642
129
25 721
804
50 477
38 967
272 511
10 288
4 694
16 461
31 443
–
303 954
21 412
325 366
Dec-09 31 154 16 622 37 231 19 773 47 840 39 449 11 703 – 23 566 – 56 617 50 348 334 303 12 635 5 948 7 973 26 556 – 360 859 13 375 374 234
Revenue
($’000)
Mar-10
36 287
15 170
18 346
17 946
38 034
35 658
11 874
–
28 304
–
56 219
43 262
301 100
11 420
5 206
18 287
34 913
–
336 013
–
336 013
Dec-09 34 225 18 530 41 179 21 814 52 249 43 323 12 871 – 26 067 – 62 124 55 371 367 753 13 740 6 571 8 829 29 140 – 396 893 – 396 893
Cash operating
($’000)
Mar-10
23 250
12 605
20 518
11 963
36 102
22 646
11 797
–
21 813
–
35 507
42 591
238 792
8 592
3 703
8 997
21 292
–
260 084
–
260 084
costs
Dec-09 22 373 12 994 35 208 13 200 36 889 23 679 10 097 – 19 281 – 36 726 51 060 261 507 8 679 3 817 5 642 18 138 – 279 645 – 279 645
Royalty
($’000)
Mar-10
69
15
24
34
39
54
23
–
61
–
107
66
492
104
8
28
140
–
632
–
632
payments
Dec-09 – – – – – – – – – – – – – – – – – – – – –
Inventory
($’000)
Mar-10
(1 077)
(742)
(3 079)
(1 292)
886
(1 058)
(352)
–
858
–
(1 668)
(1 981)
(9 505)
(781)
–
1 130
349
–
(9 156)
–
(9 156)
movement
Dec-09 1 172 1 339 2 851 678 1 865 (350) 519 – 559 – 1 887 (806) 9 714 736 – – 736 – 10 450 – 10 450
Operating costs
($’000)
Mar-10
22 242
11 878
17 463
10 705
37 027
21 642
11 468
–
22 732
–
33 946
40 676
229 779
7 915
3 711
10 155
21 781
–
251 560
–
251 560
Dec-09 23 545 14 333 38 059 13 878 38 754 23 329 10 616 – 19 840 – 38 613 50 254 271 221 9 415 3 817 5 642 18 874 – 290 095 – 290 095
Operating proﬁ t
($’000)
Mar-10
14 045
3 292
883
7 241
1 007
14 016
406
–
5 572
–
22 273
2 586
71 321
3 505
1 495
8 132
13 132
–
84 453
–
84 453
Dec-09 10 680 4 197 3 120 7 936 13 495 19 994 2 255 – 6 227 – 23 511 5 117 96 532 4 325 2 754 3 187 10 266 – 106 798 – 106 798
Capital expenditure
($’000)
Mar-10
3 860
11 491
4 131
2 599
14 351
6 502
13 717
4 066
10 962
3 305
8 290
5 766
89 040
340
124
–
464
1 759
91 263
5 057
96 320
Dec-09 3 727 10 513 7 260 4 330 16 654 6 012 18 419 531 10 269 357 7 674 6 330 92 076 239 264 – 503 2 423 95 002 24 114 119 116
* Production and sales statistics for Hidden Valley, President Steyn and Target 3 (previously known as Lorraine 3) are shown for information purposes.
These mines are in a build-up phase and revenue and cost are currently capitalised until commercial levels of production are reached.

Results for the third quarter
ended 31 March 2010
CONDENSED CONSOLIDATED INCOME STATEMENT (US$)
(Convenience translation)
Quarter ended
Nine months ended
Year ended
31 March
31 December
31 March¹
31 March
31 March¹
30 June
2010
2009
2009
2010
2009
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
US$ million
Continuing operations
Revenue
336 397 303 1 085 961 1 277
Cost of sales (345) (355) (222) (1 034) (758) (1 104)
Production cost (252) (290) (184) (824) (624) (850)
Amortisation and depreciation (43) (43) (31) (131) (100) (167)
Impairment of assets (26) (14) – (40) (17) (61)
Employment termination and restructuring costs (16) – (1) (16) (4) (4)
Other items (8) (8) (6) (23) (13) (22)
Gross (loss)/proﬁt
(9)
42
81
51
203
173
Corporate, administration and other expenditure (14) (15) (8) (41) (29) (40)
Exploration expenditure (10) (7) (8) (25) (23) (32)
Proﬁ t on sale of property, plant and equipment – – 43 1 96 116
Other (expenses)/income – net – (2) (10) (12) 5 (3)
Operating (loss)/proﬁt
(33)
18
98
(26)
252
214
Proﬁ t/(loss) from associates 1 3 1 8 (4) 1
Impairment of investment in associate – – – – (13) (14)
(Loss)/proﬁ t on sale of investment in subsidiary (3) – 1 (3) 1 –
Fair value movement of listed investments – – – – (13) (10)
Proﬁ t on sale of listed investments – – – 1 – –
Investment income 8 7 15 25 37 49
Finance cost (8) (5) (4) (18) (21) (24)
(Loss)/proﬁ t before taxation
(35)
23
111
(13)
239
216
Taxation (4) (8) (13) (14) (63) (23)
Net (loss)/proﬁt from continuing operations
(39)
15
98
(27)
176
193
Discontinued operations
Proﬁ t from discontinued operations
– – – – 116 118
Net (loss)/proﬁt
(39)
15
98
(27)
292
311
(Loss)/earnings per ordinary share (cents)
– (Loss)/earnings from continuing operations
(9) 4 23 (6) 43 47
– Earnings from discontinued operations – – – – 28 28
Total (loss)/earnings per ordinary share (cents)
(9)
4
23
(6)
71
75
Diluted (loss)/earnings per ordinary share (cents)
– (Loss)/earnings from continuing operations
(9) 4 23 (6) 43 46
– Earnings from discontinued operations – – – – 28 28
Total diluted (loss)/earnings per ordinary
share (cents)
(9)
4
23
(6)
71
74
¹ The comparative ﬁ gures are re-presented due to Mount Magnet being reclassiﬁ ed as part of continuing operations.
The currency conversion average rates for the quarter ended: March 2010: US$1 = R7.50 (December 2009: US$1 = R7.49, March 2009: US$1=R9.92).
The currency conversion average rates for the nine months ended: March 2010: US$1 = R7.59 (March 2009: US$1 = R9.19).
The income statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.
Note on convenience translations
Except where speciﬁ c statements have been extracted from the 2009 Annual Report, the requirements of IAS 21, The Effects of the Changes in
Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar ﬁ nancial statements presented on page 30 to 36.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (US$)
(Convenience translation)
Quarter ended
Nine months ended
Year ended
31 March
31 December
31 March
31 March
31 March
June
2010
2009
2009
2010
2009
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
US$ million
Net (loss)/proﬁ t for the period
(39)
15
98
(27)
292
311
Attributable to:
Owners of the parent (39) 15 98 (27) 292 311
Non-controlling interest – – – – – –
Other comprehensive (loss)/income
for the period, net of income tax (4) (7) (22) (9) (27) 111
Foreign exchange translation 9 (8) (20) 4 (32) 105
Repurchase of equity interest (13) – – (13) – –
Mark-to-market of available-for-sale investments – 1 (2) – 5 6
Total comprehensive (loss)/income for the period
(43)
8
76
(36)
265
422
Attributable to:
Owners of the parent (43) 8 76 (36) 265 422
Non-controlling interest – – – – – –
The currency conversion average rates for the quarter ended: March 2010: US$1 = R7.50 (December 2009: US$1 = R7.49,
March 2009: US$1=R9.92).
The currency conversion average rates for the nine months ended: March 2010: US$1 = R7.59 (March 2009: US$1 = R9.19).
The statement of other comprehensive income for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

Results for the third quarter
ended 31 March 2010
CONDENSED CONSOLIDATED BALANCE SHEET (US$)
(Convenience translation)
At
At
At
At
31 March
31 December
30 June
31 March
2010
2009
2009
2009
(Unaudited)
(Unaudited)
(Audited)
(Unaudited)
US$ million
US$ million
US$ million
US$ million
ASSETS
Non-current assets
Property, plant and equipment 4 020 3 916 3 614 2 964
Intangible assets 302 301 288 234
Restricted cash 20 23 21 18
Restricted investments 236 230 212 170
Investments in ﬁ nancial assets 2 3 7 2
Investments in associates 53 52 43 26
Inventories 11 10 – –
Trade and other receivables 10 10 10 8
4 654 4 545 4 195 3 422
Current assets
Inventories 158 150 134 96
Income and mining taxes 6 7 6 6
Trade and other receivables 166 150 115 303
Restricted cash – 38 – –
Cash and cash equivalents 66 110 253 299
396 455 508 704
Assets of disposal groups classiﬁ ed as held-for-sale                                                 –                          –                           –                          45
396                       455                       508                        749
Total assets
5 050
5 000
4 703
4 171
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 3 842 3 812 4 004 2 962
Other reserves 73 51 (72) 53
Retained earnings/(accumulated loss) 92 132 (108) 90
4 007
3 995 3 824
3 105
Non-current liabilities
Deferred tax
455
450
421 401
Provisions for other liabilities and charges
233 219 198
144
Retirement beneﬁ t obligation and other provisions 23 23
22
28
Borrowings 107
77
14
17
818
769 655 590
Current liabilities
Borrowings 30
62
33 283
Trade and other payables
193
173
189 157
Income and mining taxes
2 1
2
–
225 236
224
440
Liabilities of disposal groups classiﬁ ed as held-for-sale
–
–
–
36
225
236
224
476
Total equity and liabilities
5 050
5 000
4 703
4 171
Number of ordinary shares in issue 426 191 965
426 079 492
425 986 836
425 763 329
Net asset value per share (cents) 941
937
898
729
The balance sheet for March 2010 converted at a conversion rate of US$1 = R7.31 (December 2009: US$1 = R7.37, March 2009: US$1 = R9.48).
The balance sheet as at 30 June 2009 has been extracted from the 2009 Annual Report.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$) (Unaudited)
(Convenience translation)
Share
Other
Retained
capital
reserves
earnings
Total
US$ million
US$ million
US$ million
US$ million
Balance – 30 June 2009 3 840 46 151 4 037
Issue of shares 2 – – 2
Share-based payments – 15 – 15
AVRD share issue reserve – 21 – 21
Comprehensive loss for the period – (9) (27) (36)
Dividends paid – – (29) (29)
Balance as at 31 March 2010
3 842
73
95
4 010
Balance – 30 June 2008 2 731 71 (193) 2 609
Issue of shares 231 – – 231
Share-based payments – 8 – 8
Comprehensive income for the period – (27) 292 265
Balance as at 31 March 2009
2 962
52
99
3 113
The currency conversion closing rates for the nine months ended: March 2010: US$1 = R7.31 (March 2009: US$1 = R9.48).

Results for the third quarter
ended 31 March 2010
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)
(Convenience translation)
Quarter ended
Nine months ended
Year ended
31 March
31 December
31 March
31 March
31 March
30 June
2010
2009
2009
2010
2009
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
US$ million
Cash ﬂ ow from operating activities
Cash generated by operations
39 24 99 93 204 319
Interest and dividends received 9 7 16 25 38 51
Interest paid (4) (1) (4) (7) (23) (31)
Income and mining taxes paid (1) (5) (13) (9) (30) (85)
Cash generated by operating activities 43 25 98 102 189 254
Cash ﬂ ow from investing activities
Decrease/(increase) in restricted cash
40 (38) – 2 (10) (9)
Net proceeds on disposal of listed investments – 4 – 6 – –
Proceeds on disposal of subsidiary 3 – – 3 – –
Net (additions to)/disposals of property,
plant and equipment
(131) (117) (65) (367) 1 111
Other investing activities (1) – (16) – (10) (8)
Cash (utilised)/generated by investing activities (89) (151) (81) (356) (19) 94
Cash ﬂ ow from ﬁ nancing activities
Borrowings raised
33 93 – 123 54 –
Borrowings repaid (35) (2) (2) (37) (196) (427)
Ordinary shares issued – net of expenses 1 – 101 2 211 194
Dividends paid – – – (29) – –
Cash (utilised)/generated by ﬁ nancing activities (1) 91 99 59 69 (233)
Foreign currency translation adjustments
3
–
6
8
7
85
Net (decrease)/increase in cash and cash equivalents (44) (35) 122 (187) 246 200
Cash and cash equivalents – beginning of period 110 145 177 253 53 53
Cash and cash equivalents – end of period
66
110
299
66
299
253
Operating activities translated at average rates for the quarter ended: March 2010: US$1 = R7.50 (December 2009: US$1 = R7.49,
March 2009: US$1 = R9.92). Nine months ended March 2010: US$1 = R7.59 (March 2009: US$1 = R9.19.
Closing balance translated at closing rates of: March 2010: US$1 = R7.31 (December 2009: US$1 = R7.37, March 2009: US$1 = R9.48).
The cash ﬂ ow statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2010 (US$/Imperial) (Unaudited)
(Convenience translation)
Production
Operating
Mining
Capital
Ounces
Tons
Revenue
cost
proﬁ t
assets
expenditure
produced
milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Operations
South Africa
Underground
Bambanani
(2)
100 70 30 129 15 94 459 440
Doornkop 49 39 10 338 31 46 361 442
Evander 97 91 6 124 18 93 173 708
Joel 56 38 18 19 9 52 342 384
Kusasalethu 135 112 23 402 45 130 018 795
Masimong 121 69 52 102 18 116 996 751
Phakisa 33 30 3 545 49 30 704 269
Target
(2)
83 63 20 342 35 82 885 638
Tshepong 172 110 62 498 25 161 751 1 295
Virginia 150 144 6 90 19 144 517 1 560
Surface
All surface operations
(1)
89 58 31 18 7 86 260 7 344
Total South Africa
1 085
824
261
2 607
271
1 039 466
14 626
International
Papua New Guinea
(2)
– – – 529 62 42 365 –
Mount Magnet – – – 2 – – –
Total international
–
–
–
531
62
42 365
–
Total operations
1 085
824
261
3 138
333
1 081 831
14 626
Notes:
(1)
Includes Kalgold, Phoenix, Dumps and President Steyn Plant clean-up.
(2)
Production statistics for Hidden Valley, President Steyn and Target 3 (previously known as Lorraine 3) are shown for information purposes. These mines are in a build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.
All income statement items, including capital expenditure, are converted at the currency convertion rate of US$1 = R7.59.
Mining assets are converted at the currency convertion rate of US$1 = R7.31.

Results for the third quarter
ended 31 March 2010
SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2009 (US$/Imperial) (Unaudited)
(Convenience translation)
Production
Operating
Mining
Capital
Ounces
Tons
Revenue
cost
proﬁ t
assets
expenditure
produced
milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Bambanani 79 54 25 71 4 93 366 419
Doornkop 26 23 3 253 33 29 546 442
Evander 127 80 47 125 17 146 736 966
Joel 42 30 12 14 4 49 866 421
Kusasalethu 120 90 30 279 34 127 091 804
Masimong 99 54 45 71 11 116 611 737
Phakisa 13 8 5 373 39 14 371 130
Target 54 42 12 288 26 61 569 526
Tshepong 153 81 72 384 20 177 568 1 132
Virginia 172 120 52 98 14 201 778 1 870
Surface
All surface operations
(1)
76 42 34 16 6 88 576 7 135
Total South Africa
961
624
337
1 972
208
1 107 078
14 582
International
Papua New Guinea
(2)
– – – 416 150 – –
Mount Magnet – – – 28 – – –
Total international
–
–
–
444
150
–
–
Total continuing operations
961
624
337
2 416
358
1 107 078
14 582
Discontinued operations
Cooke operations 69 50 19 – 9 80 377 1 419
Total discontinued operations
69
50
19
–
9
80 377
1 419
Total operations
1 030
674
356
2 416
367
1 187 455
16 001
Notes:
(1)
Includes Kalgold, Phoenix and Dumps.
(2)
Included in the capital expenditure is an amount of US$126 million contributed by Newcrest in terms of the farm-in agreement.
All income statement items, including capital expenditure converted at a conversion rate of US$1 = R9.19.
Mining assets converted at a conversion rate of US$1 = R9.48.

DEVELOPMENT RESULTS (Metric)
Quarter ended 31 March 2010
Channel
Channel
Reef
Sampled
Width
Value
Gold
(metres)
(metres)
(cm’s)
(g/t)
(cmg/t)
Tshepong
Basal 605 632 10.17 113.57 1 154
B Reef 83 84 113.40 7.08 803
All Reefs
688
716
22.28
49.97
1 113
Phakisa
Basal 306 324 29.45 26.98 794
All Reefs
306
324
29.45
26.98
794
Bambanani
Basal 98.1 80 89.65 18.71 1 677
All Reefs
98
80
89.65
18.71
1 677
Doornkop
Kimberley Reef 228.6 156 357.12 1.45 516
South Reef 309.3 273 45.29 13.82 626
All Reefs
538
429
158.68
3.69
586
Kusasalethu
VCR Reef
703.1 718 69.75 17.07 1 191
All Reefs
703
718
69.75
17.07
1 191
Target
Elsburg 203.9 165 169.30 8.78 1 486
All Reefs
204
165
169.30
8.78
1 486
Masimong
Basal 410.8 278 55.59 15.57 865
All Reefs
411
278
55.59
15.57
865
Evander
Kimberley 342.9 327 47.09 20.65 972
All Reefs
343
327
47.09
20.65
972
Virginia
(incl. Unisel & Brand 3)
Basal 853.6 754 86.61 10.74 930
Leader 585.8 492 146.21 7.72 1 129
A Reef 255.3 252 44.31 14.26 632
Middle 198.3 120 134.58 3.91 526
B Reef 84.4 116 62.64 8.94 560
All Reefs
1 977
1 734
99.09
8.99
890
Joel
Beatrix 563.9 594 83.17 13.75 1 143
All Reefs
564
594
83.17
13.75
1 143
Total
Harmony
Basal 2 273 2 068 50.24 19.86 997.71
Beatrix 564 594 83.17 13.75 1 143.26
Leader 586 492 146.21 7.72 1 128.67
B Reef 167 200 83.96 7.88 661.81
A Reef 255.3 252 44.31 14.26 631.81
Middle 198.3 120 134.58 3.91 525.68
Elsburg 203.9 165 169.30 8.78 1 486.00
Kimberley 571.5 483 147.22 5.60 825.09
South Reef 309 273 45.29 13.82 625.90
VCR 703 718 69.75 17.07 1 190.97
All Reefs
5 832
5 365
80.30
12.35
992
DEVELOPMENT RESULTS (Imperial)
Quarter ended 31 March 2010
Channel
Channel
Reef
Sampled
Width
Value
Gold
(feet)
(feet)
(inches)
(oz/t)
(in.oz/t)
Tshepong
Basal 1 986 2 073 4.00 3.32 13
B Reef 271 276 45.00 0.20 9
All Reefs
2 257
2 349
9.00
1.42
13
Phakisa
Basal 1 003 1 063 12.00 0.76 9
All Reefs
1 003
1 063
12.00
0.76
9
Bambanani
Basal 322 262 35.00 0.55 19
All Reefs
322
262
35.00
0.55
19
Doornkop
Kimberley Reef 750 512 141.00 0.04 6
South Reef 1 015 896 18.00 0.40 7
All Reefs
1 765
1 407
62.00
0.11
7
Kusasalethu
VCR Reef
2 307 2 356 27.00 0.51 14
All Reefs
2 307
2 356
27.00
0.51
14
Target
Elsburg 669 541 67.00 0.25 17
All Reefs
669
541
67.00
0.25
17
Masimong
Basal 1 348 912 22.00 0.45 10
All Reefs
1 348
912
22.00
0.45
10
Evander
Kimberley 1 125 1 073 19.00 0.59 11
All Reefs
1 125
1 073
19.00
0.59
11
Virginia
(incl. Unisel & Brand 3)
Basal 2 801 2 474 34.00 0.31 11
Leader 1 922 1 614 58.00 0.22 13
A Reef 838 827 17.00 0.43 7
Middle 651 394 53.00 0.11 6
B Reef 277 381 25.00 0.26 6
All Reefs
6 488
5 689
39.00
0.26
10
Joel
Beatrix 1 850 1 949 33.00 0.40 13
All Reefs
1 850
1 949
33.00
0.40
13
Total
Harmony
Basal 7 459 6 785 20.00 0.57 11.46
Beatrix 1 850 1 949 33.00 0.40 13.13
Leader 1 922 1 614 58.00 0.22 12.96
B Reef 548 656 33.00 0.23 7.60
A Reef 838 827 17.00 0.43 7.26
Middle 651 394 53.00 0.11 6.04
Elsburg 669 541 67.00 0.25 17.06
Kimberley 1 875 1 585 58.00 0.16 9.47
South Reef 1 015 896 18.00 0.40 7.19
VCR 2 307 2 356 27.00 0.51 13.68
All Reefs
19 133
17 602
32.00
0.36
11

Results for the third quarter
ended 31 March 2010
NOTES

NOTES

Results for the third quarter
ended 31 March 2010
CONTACT DETAILS
HARMONY GOLD MINING COMPANY LIMITED
Corporate Office
Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
South Africa
Telephone          :     +27 11 411 2000
Website             :     http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
G P Briggs (Chief Executive Officer)
H O Meyer (Financial Director)
H E Mashego ( Executive Director: Organisational
Development and Transformation)
F Abbott (Executive Director)
J A Chissano*
1
F F T De Buck*, Dr C Diarra*+,
K V Dicks*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*
(* non-executive)
1
Mocambican)
(+ US/Mali Citizen)
Investor Relations Team
Esha Brijmohan
Investor Relations Officer
Telephone : +27 11 411 2314
Fax : +27 11 692 3879
Mobile : +27 82 759 1775
E-mail : esha@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone : +27 11 411 2037
Fax : +27 86 614 0999
Mobile : +27 82 888 1242
E-mail : marian@harmony.co.za
Company Secretary
Khanya Maluleke
Telephone : +27 11 411 2019
Fax : +27 11 411 2070
Mobile : +27 82 767 1082
E-mail : Khanya.maluleke@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
16th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone
: +27 86 154 6572
Fax : +27 86 674 4381
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone          :     0871 664 0300 (UK) (calls cost 10p a minute plus network
                              extras, lines are open 8:30 am to 5:30 pm Monday to Friday)
                              or +44 (0) 20 8639 3399 (calls from overseas)
Fax                   :     +44 (0) 20 8639 2220
ADR Depositary
BNY Mellon
101 Barclay Street
New York, NY 10286
United States of America
Telephone          :     +1888-BNY-ADRS
Fax                   :     +1 212 571 3050
Sponsor
JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone          :      +27 11 507 0300
Fax                   :      +27 11 507 0503
Trading Symbols
JSE Limited HAR
New York Stock Exchange, Inc. HMY
NASDAQ HMY
London Stock Exchange Plc HRM
Euronext, Paris HG
Euronext, Brussels HMY
Berlin Stock Exchange HAM1
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE 000015228
PRINTED BY INCE (PTY) LTD
W2CF09489

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 10, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director